

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

February 9, 2009

<u>Via Mail and Fax</u>

M. David Kornblatt
Senior Vice President Finance, Chief Financial Officer and Treasurer
Triumph Group, Inc.
1550 Liberty Ridge Drive
Suite 100
Wayne, PA 19087

> **RE:     Triumph Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Form 8-K Furnished October 29, 2008**
> **Schedule 14A filed June 24, 2008**
> **File Number: 001-12235**

Dear Mr. Kornblatt:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended March 31, 2008

Management's Discussion and Analysis, page 28
Results of Operations, page 30

1. Within your annual and quarterly filings, we note several instances in which you cite factors that contribute to a variance in a reported line item but do not quantify or analyze the reasons underlying the factors. Please quantify the effect of each material cited factor so that investors may have perspective as to the relative magnitude of each, accompanied by an analysis of the reasons underlying the factor, as appropriate. If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a factor. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance. Additionally, ensure that the meaning of the cited factor is clear to investors and avoids jargon. For example, in the Form 10-Q for the quarterly period ended September 30, 2008 you cite "improved execution" as a variance factor without any description of what this represents. Please provide us with a copy of your intended revised disclosure.

2. Please revise to also discuss and analyze cost of products sold directly rather than only in the context of operating income.

3. To the extent practicable, please disclose the effect that changes in price and volume have on your results of operations.

Business Segment Performance, page 32

4. We note the consistent significant variance between your segments in operating income as a percent of the respective segment sales for each period reported in your annual and quarterly filings. In this regard, please address on an overview basis the significant factors affecting the results of each segment and the comparability of the operating income as a percent of respective segment sales between them. We believe this disclosure will help investors better understand your operations and the contributions by each segment to your consolidated results. Please provide us with a copy of your intended revised disclosure.

Critical Accounting Policies, page 38
Revenue Recognition, page 39

5. Please disclose the significant judgments, assumptions, and uncertainties associated with determining your revenues, and the factors subject to estimation and variability. For factors that are variable, disclose those most subject to change and the related sensitivity to change. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results

of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements, page 49
Note 2. Summary of Significant Accounting Policies, page 50
Revenue Recognition, page 51

6.  We note your disclosure on page 14 that through two group marketing teams you cross sell products and services from both of your segments, including the bundling of repair and overhaul services.  Please explain to us and in your disclosure what this means in more detail.  If it means that different services and/or products/parts are combined into one amount that is charged to the customer, explain to us and in your disclosure the basis upon which revenue is allocated to the respective services and products and the basis of the timing of recognizing revenue allocated to each.  In particular, clarify for us and in your disclosure the basis upon which revenue is recognized for parts included in connection with maintenance, repair and overhaul services and the basis of the timing of recognizing the revenue attributed to the parts.  Specifically explain these in regard to parts provided in connection with your power-by-the-hour contracts.  In regard to your power-by-the-hour contracts, we note your disclosure that the services rendered are recognized under the proportional performance method.

7.  Please explain to us and disclose in your accounting policies the basis for recognizing costs of products sold and services provided, in particular, the respective costs of parts and services when provided together in maintenance, repair and overhaul services.

Foreign Currency Translation, page 52

8.  Please explain to us the facts and circumstances associated with your French subsidiaries that support the use of the local currency as the functional currency.  In your response, compare the facts and circumstances of the French subsidiaries to those of your other foreign subsidiaries, which are solely located in the United Kingdom and Thailand, that use the U.S. dollar as their functional currency.

Note 7. Long-Term Debt, page 61
Convertible Senior Subordinated Notes, page 62

9.  Please briefly describe for us and disclose the conditions upon which the notes are convertible.

Note 12. Accrued Expenses, page 73

10. Please tell us whether any individual items within "other" exceed 5% of total current liabilities.  If so, disclose the items and their amounts, pursuant to Rule 5-02.20 of Regulation S-X.

Note 15. Goodwill and Other Intangible Assets, page 74

11. The table for goodwill does not indicate any reductions due to businesses disposed or held for sale.  Please explain to us why no goodwill was allocated to businesses disposed or held for sale, pursuant to paragraph 39 of FAS 142.  Additionally, explain to us whether any portion of the intangible asset for customer relationships was allocated to businesses disposed or held for sale.  If so, explain to us the basis of allocation and the amount thereof, and if not, the reason for not doing so.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis, page 17
Results of Operations, page 18

12. We note your disclosure that "power-by-the-hour contract charges" and "a change in estimates used in accounting for power-by-the-hour contracts" were partial causes for variances in operating income in the current period.  Please explain to us the nature and basis for such charges and changes in estimates, the associated amounts, and the basis for the timing of when such were recognized.

13. We note the material changes in operating income as a percent of sales on a comparative period basis for each segment in each period reported.  We also note such a variance in regard to aftermarket services between fiscal 2008 and 2007 as reported in the 2008 Form 10-K.  Please disclose the factors, on a proportionate basis, causing variances in this ratio for each segment between comparative periods.  Also, disclose why this ratio for aftermarket services is consistently lower in fiscal 2009 relative to the comparative fiscal 2008 period for each period reported in fiscal 2009 when this ratio was higher on an annual basis in fiscal 2008 compared to fiscal 2007.  Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 23

14. Please disclose, in terms of cash, the reason and associated underlying drivers contributing to the significant increase in net cash provided by operating activities.  Note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash.  Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of

Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Please provide us with a copy of your intended revised disclosure.

Critical Accounting Policies, page 25

15. In view of your reference to contract charges and a change in estimates in regard to power-by-the-hour contracts as causes of variances in current period results, please expand your disclosure herein to provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates affecting power-by-the-hour contracts.  Please provide us with a copy of your intended expanded disclosure.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

16. Please tell us and disclose the substantive reasons specific to your circumstances of the usefulness to investors of "EBITDA."  Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.  From your present representation that "EBITDA" is a "measure of cash generated from operations of the business before any investment in working capital," it appears you intend "EBITDA" to be a non-GAAP measure of liquidity. Accordingly, we expect your reasoning of the usefulness to be in this context.  In this regard, demonstrate how "EBITDA" represents cash when it is derived from accrual based amounts.  Accompany this with why you believe it is useful to investors to disregard working capital and payments for interest and taxes, all of which affect liquidity but are eliminated by "EBITDA."  Please also reconcile "EBITDA" to your most directly comparable GAAP measure of liquidity, for example, "net cash provided by operating activities" as presented in your statements of cash flows. Alternatively, please discontinue presentation of this non-GAAP measure.

Schedule 14A Filed on June 24, 2008

Annual Cash Bonus Compensation, page 16

17. Your disclosure indicates that you rely on certain companies in your industry group for guidance in setting your compensation.  Please confirm that you will identify all benchmark companies in future filings.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

18. In future filings, please disclose all targets which must be achieved in order for your executive officers to earn their annual cash bonus and equity incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under

Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Summary Compensation Table, page 21

19. We note the Bonus column in your Summary Compensation Table.  Please consider whether payments earned pursuant to the company's annual cash bonus plan are appropriately characterized as bonuses or non-equity incentive awards.  Please refer to the staff's guidance related to executive compensation disclosure, including Question 119.02 of the staff's *Compliance and Disclosure Interpretations (Updated 7/3/08)* at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Daniel Morris at 202-551-3314 with any questions in regard to the Schedule 14A.  You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief